March 27, 2008

John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Texas Industries, Inc.
Form 10-K for Fiscal Year Ended May 31, 2007
Form 10-Q for the Period Ended November 30, 2007
File No. 1-4887

Dear Mr. Cash:

We are in receipt of your letter dated March 14, 2008 regarding your review of Form 10-K for fiscal year ended May 31, 2007 and Form 10-Q for the period ended November 30, 2007. The information you requested is provided below.

Summary of Significant Accounting Policies - Real Estate and Investments, page 7

“Please explain to us and revise future filings to clarify the facts and circumstances that lead to the investment distributions during the period ended November 30, 2007.”

Texas Industries owns certain life insurance contracts that build cash surrender value over the term of the contracts. We can elect to receive distributions chargeable against the cash surrender value of the policies in the form of borrowings or withdrawals. We chose to receive $70.3 million of such distributions during the quarter to help meet the cash needs associated with our capital expansion projects because we believe that this was a more cost effective source of cash than other alternatives. We currently have no plans to repay these distributions.

We have expanded our description of our accounting policy relating to real estate and investments in our Form 10-Q for our third quarter ended February 29, 2008 to clarify these facts as requested.

Commitments, page 12

“We note the disclosures related to your project to expand and modernize your Oro Grande, California cement plant. In regard to this project, please tell us and revise future filings to clarify:

•	The remaining carrying value of the 1.3 million tons of existing production at the facility that you plan to retire and how it is being accounted for;
•	How you calculated the amount of interest expense that you capitalized during each period of the construction and how these calculations comply with SFAS 34.”

The carrying value of the old production facility was approximately $1.7 million at November 30, 2007. We have been depreciating the cost of the facility down to its estimated salvage value over the estimated life of the facility. The estimated life and salvage value took into account our planned retirement of the facility.

In accordance with SFAS 34, we determine the amount of capitalized interest by multiplying the average amount of accumulated expenditures for qualifying assets by the weighted average interest rate applicable to borrowings outstanding during the period. If the average accumulated expenditures exceed the borrowings outstanding, which was the case for us for the period ending November 30, 2007, the amount of interest capitalized is limited to our actual interest accrued for the period. When we have multiple construction projects, the capitalized interest is allocated among the qualifying assets on a pro rata basis. Once an asset is ready for its intended use, its costs are no longer included in the accumulated expenditures used to determine the amount of interest to be capitalized. We expect our new Oro Grande production facility to be ready for its intended use during the fourth quarter of our fiscal year ended May 31, 2008.

We have expanded our description of our accounting policy relating to long-lived assets and capitalized interest in our Form 10-Q for our third quarter ended February 29, 2008, as requested. Because the remaining carrying value of the old production facility is not significant, we do not believe additional disclosures related to the accounting for this facility are required.

Stock-Based Compensation Plans, page 13

“Please explain to us and revise future filings to clarify the facts and circumstances that resulted in the credit to stock-based compensation expense during the period ended November 30, 2007.”

Our stock-based compensation includes stock appreciation rights contracts and deferred compensation agreements that are based on the price of Texas Industries, Inc. common stock, but are payable in cash. These arrangements are accounted for as liability instruments and such liabilities are adjusted quarterly until paid based on changes in the market value of Texas Industries, Inc.’s common stock as of the last day of each quarter. The market value of Texas Industries, Inc.’s common stock declined from $73.72/share at August 31, 2007 to $69.38/share at November 30, 2007, resulting in a credit to stock-based compensation expense for the period. The year to date impact of the change in the price of our common stock was even more significant than the second quarter as the market value of Texas Industries, Inc.’s common stock was $86.98/share on May 31, 2007.

We have expanded our description of our accounting policy relating to stock based compensation in our Form 10-Q for our third quarter ended February 29, 2008 to clarify these facts as requested.

Also, as you requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions or comments about the responses above.

Sincerely,

Richard M. Fowler
Executive Vice President - Chief Financial Officer